UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: November 4, 2021

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated November 4, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: November 4, 2021	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

TEEKAY CORPORATION REPORTS
THIRD QUARTER 2021 RESULTS
Highlights
•GAAP net loss attributable to shareholders of Teekay of $2.9 million, or $0.03 per share, and adjusted net income attributable to shareholders of Teekay(1) of $0.1 million in the third quarter of 2021 (excluding items listed in Appendix A to this release).
•Total adjusted EBITDA(1) of $165.2 million in the third quarter of 2021.
•On October 4, 2021, Teekay LNG announced an agreement for Stonepeak to acquire all of Teekay LNG's outstanding common units and general partner units for $17.00 per unit in cash, representing total gross proceeds of approximately $640 million to Teekay Parent. The Transaction (as defined below) is subject to certain closing conditions, including approval by the holders of a majority of Teekay LNG's outstanding common units.
•In September 2021, Teekay Parent secured a new minimum six-year contract with the Australian Government to provide marine services for five Department of Defence vessels.
Hamilton, Bermuda, November 4, 2021 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported results for the three and nine months ended September 30, 2021. These results include the Company’s two publicly-listed consolidated subsidiaries, Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP) and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK) (collectively, the Daughter Entities), and all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than the Daughter Entities, is referred to in this release as Teekay Parent. Please refer to the third quarter 2021 earnings releases of Teekay LNG and Teekay Tankers, which are available on Teekay's website at www.teekay.com, for additional information on their respective results.

Financial Summary

	Three Months Ended
	September 30,	June 30,	September 30,
(in thousands of U.S. dollars, except per share amounts)	2021	2021	2020
	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	320,353	325,480	396,517
Income (loss) from vessel operations	18,985	(27,120)	11,384
Equity income	38,365	28,111	24,392
Net loss attributable to the shareholders of Teekay	(2,913)	(1,844)	(35,407)
Loss per common share of Teekay	(0.03)	(0.02)	(0.35)
NON-GAAP FINANCIAL COMPARISON
Total adjusted EBITDA (1)	165,187	171,928	226,998
Adjusted net income attributable to shareholders of Teekay (1)	95	30	15,229
Adjusted net earnings per share
attributable to shareholders of Teekay (1)	—	—	0.15
TEEKAY PARENT
NON-GAAP FINANCIAL COMPARISON
Teekay Parent adjusted EBITDA (1)	13,712	5,504	3,271
Total Teekay Parent free cash flow (1)	5,791	(3,181)	(17,135)
(1)These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“In the third quarter of 2021, we recorded a small consolidated adjusted net profit. Stronger results from our marine services business in Australia and lower vessel operating expenses offset weaker spot tanker rates during the quarter,” commented Kenneth Hvid, Teekay’s President and CEO. “In September 2021, Teekay Parent secured a contract with the Australian Government Department of Defence to provide marine services for five Australian Government vessels for a firm period of six years, with options to extend for up to an additional 10 years. Teekay has had a presence in Australia since 1997 and already operates four Australian Government vessels. We are proud to have the Australian Government as a strategic partner and an important customer, and we view this expanded role in providing services for nine Australian Government vessels to be a solid foundation to further grow our business there.”

“In early-October 2021, Teekay LNG and Stonepeak announced that they have entered into a merger agreement whereby Stonepeak will acquire all of Teekay LNG for $17.00 per unit or unit equivalent in cash, representing an enterprise value of $6.2 billion(1) and common unit equity value of $1.5 billion,” commented Mr. Hvid. “We believe this transaction represents a unique opportunity for us and other Teekay LNG common unitholders to monetize existing investments in Teekay LNG at an attractive valuation, which will provide Teekay Parent with gross proceeds of approximately $640 million. This transaction also provides Teekay Parent with significantly greater financial flexibility and dry powder to leverage its existing operating franchise and industry-leading capabilities to pursue attractive investment opportunities in both the shipping sector and potentially in new and adjacent markets, which we expect to be dynamic as the world pushes for greater energy diversification.”

(1) Includes consolidated and proportionate joint venture net debt.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
Teekay Corporation Consolidated
The Company's consolidated GAAP net loss attributable to shareholders of Teekay Corporation and adjusted net income(1) for the third quarter of 2021, compared to the same quarter of the prior year, were negatively impacted by lower earnings from Teekay Tankers as a result of lower average spot tanker rates during the third quarter of 2021, the expiration of certain fixed-rate time charter contracts, and the sale of three tankers in total during the first quarter and third quarter of 2021, respectively, partially offset by lower vessel operating expenses for Teekay Tankers in the third quarter of 2021 compared to the third quarter of 2020.
In addition, consolidated GAAP net loss attributable to shareholders of Teekay Corporation during the third quarter of 2021, compared to the same quarter of the prior year, was positively impacted by the Company recognizing fewer impairment charges in the third quarter of 2021, which included a write-down of $0.9 million relating to one Aframax tanker, down from write-downs totaling $66.3 million in the third quarter of 2020 relating to five Aframax tankers, one FPSO unit and one in-chartered FSO unit under an operating lease; an unrealized credit loss provision reversal in the third quarter of 2021 compared to an increase in unrealized credit loss provisions in the third quarter of 2020; and lower decommissioning costs related to the Banff FPSO in the third quarter of 2021 compared to the third quarter of 2020.

Teekay Parent

Total Teekay Parent Free Cash Flow(1) was $5.8 million during the third quarter of 2021, compared to negative $17.1 million for the same quarter of the prior year, primarily due to costs incurred in the third quarter of 2020 relating to the decommissioning of the Banff FPSO, which commenced in June 2020 and was substantially completed in the fourth quarter of 2021.

Please refer to Appendix D of this release for additional information about Teekay Parent's Free Cash Flow(1).

(1) This is a non-GAAP financial measure. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary Results of Daughter Entities
Teekay LNG
Teekay LNG’s GAAP net income and adjusted net income(1) for the third quarter of 2021, compared to the same quarter of the prior year, were impacted primarily by an increase in general and administrative expenses related to the Transaction with Stonepeak, an increase in scheduled off-hire days relating to vessel upgrades and dry dockings during the third quarter of 2021, and the redeployment of certain LNG carriers at lower rates in March 2021 and August 2021, respectively.

In addition, compared to the same quarter of the prior year, Teekay LNG's GAAP net income for the third quarter of 2021 was also positively impacted by credit loss provision reversals and foreign currency exchange gains.

Please refer to Teekay LNG's third quarter 2021 earnings release for additional information on the financial results for this entity.
Teekay Tankers

Teekay Tankers' GAAP net loss and adjusted net loss(1) in the third quarter of 2021, compared to the same quarter of the prior year, were impacted primarily by lower average spot tanker rates in the third quarter of 2021, the expiration of certain fixed-rate time charter contracts, and the sale of three vessels in total during the first quarter and third quarter of 2021, respectively. These decreases were partially offset by lower vessel operating expenses and interest expense in the third quarter of 2021 compared to the same quarter of the prior year.

In addition, GAAP net loss in the third quarter of 2021 included a net expense of $0.7 million relating to vessel write-downs and gain on vessel sales, which was lower than the $45.0 million write-down of assets recorded as part of the GAAP net loss in the third quarter of 2020.

During the third quarter of 2021, Teekay Tankers experienced historically weak crude spot tanker rates due to ongoing OPEC+ production cuts resulting from reduced oil demand related to the COVID-19 pandemic, inventory drawdowns as a result of a backwardated oil price structure, and higher bunker fuel costs. The crude tanker market improved modestly at the beginning of the fourth quarter due to recovering global crude oil trade as the OPEC+ group has been gradually increasing oil supply over the past several months; however, as of October 2021, there are still approximately 4.6 million barrels per day of oil supply cuts remaining in place, relative to pre-COVID-19 production levels.

As we enter the winter months, the crude tanker market could see some support from seasonal factors, as well as incremental oil demand as high coal and natural gas prices continue to cause switching to oil for power generation. Looking further ahead, although the near-term outlook is uncertain due to COVID-19, Teekay Tankers believes many of the leading indicators for a tanker market recovery continue to improve, including increases in OPEC+ and non-OPEC+ production, rapidly declining global oil inventories, which are well below the 5-year average, and positive tanker fleet supply fundamentals as reflected in a low orderbook, increased scrapping, and a very limited amount of new tanker orders.

Please refer to Teekay Tankers' third quarter 2021 earnings release for additional information on the financial results for this entity.

(1) This is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Recent Events
Teekay Parent
In September 2021, Teekay Parent secured a contract with the Australian Government Department of Defence to provide marine services for five Australian Government vessels for a firm period of six years, with options to extend for up to an additional 10 years. Under the contract, which commenced in October 2021, Teekay Parent provides ship management services, including crewing and training, operating, engineering, maintenance and supply support for these vessels. This contract further builds on Teekay Parent's strategic relationship with the Australian Government, bringing the total number of vessels managed for the Department of Defence to nine vessels.
Teekay LNG
On October 4, 2021, Teekay LNG and an affiliate of Stonepeak, a leading alternative investment firm specializing in infrastructure and real assets, entered into an agreement and plan of merger (the Merger Agreement), whereby Teekay LNG will become a wholly-owned subsidiary of such affiliate. Under the Merger Agreement and a separate agreement between such affiliate and Teekay Parent, the Stonepeak affiliate will acquire (a) all the issued and outstanding common units of Teekay LNG, including approximately 36.0 million common units owned by Teekay Parent, and (b) 100 percent of Teekay Parent’s ownership in Teekay LNG’s general partner, Teekay GP L.L.C. (Teekay GP), which includes an economic ownership interest equivalent to approximately 1.6 million Teekay LNG common units, in each case for $17.00 per common unit or common unit equivalent in cash (collectively, the Transaction). The $17.00 per unit acquisition price represents a premium of 8.3 percent to the closing price of Teekay LNG’s common units on October 1, 2021, and premiums of 12.3 percent and 17.5 percent to the volume-weighted average prices of Teekay LNG’s common units over the prior 60 and 180 trading days, respectively. In addition, common unitholders of record on November 5, 2021 will receive the third quarter common unit distribution of $0.2875 per unit on November 12, 2021.

The Transaction remains subject to approval by the holders of a majority of Teekay LNG’s outstanding common units and the satisfaction or waiver of other customary closing conditions. The Transaction is expected to close on or soon after December 31, 2021, and the Merger Agreement provides it will not close prior to such date. Teekay Parent, which currently owns approximately 41 percent of Teekay LNG’s outstanding common units, has entered into a voting and support agreement with the Stonepeak affiliate by which Teekay Parent has agreed, among other things and subject to certain conditions, to vote all its Teekay LNG common units in favor of the merger. A special meeting of common unitholders to vote on the Transaction is scheduled for December 1, 2021; all common unitholders of record as of October 28, 2021 will be entitled to vote at the meeting.

As part of the Transaction, Teekay Parent has also agreed to transfer to Teekay LNG, following restructuring of such companies, the ownership of the management services companies that currently deliver the operations for Teekay LNG and certain of its joint ventures under existing management services contracts. Following this transfer, Teekay Parent’s remaining subsidiaries will continue to provide existing services to Teekay Parent, its subsidiaries and other third parties.

After the completion of the Transaction, the common units of Teekay LNG will be delisted from the New York Stock Exchange. The Series A and B preferred units of Teekay LNG will continue to trade on the New York Stock Exchange following the completion of the Transaction.

On October 27, 2021, Teekay LNG held a bondholder meeting to approve certain amendments required to complete the Transaction. At the meeting, Teekay LNG received approval for the required amendments to the bonds maturing in 2023 and 2025, respectively. Teekay LNG and the bond trustee will amend the terms of the bonds accordingly.
Teekay Tankers
In March 2021, Teekay Tankers declared options to repurchase six vessels that were under higher-cost long-term sale-leaseback financings, which were repurchased in September 2021 for $129 million. In September 2021, two of these vessels along with two previously repurchased unencumbered vessels were refinanced with new lower-cost sale-leaseback financings totaling $73 million. In November 2021, the remaining four vessels were refinanced with new lower-cost sale-leaseback financings totaling $69 million.

In September 2021, Teekay Tankers sold a 2003-built Aframax vessel for $11.7 million, which resulted in a gain on sale of $0.2 million in the third quarter of 2021.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Liquidity
As at September 30, 2021, Teekay Parent had total liquidity of approximately $215.7 million (consisting of $65.7 million of cash and cash equivalents, and $150.0 million of undrawn capacity from a revolving credit facility). On a consolidated basis, as at September 30, 2021, Teekay had consolidated total liquidity of approximately $690.7 million (consisting of $236.0 million of cash and cash equivalents and $454.7 million of undrawn capacity from its credit facilities).
Conference Call
The Company plans to host a conference call on Thursday, November 4, 2021 at 11:00 a.m. (ET) to discuss its results for the third quarter of 2021. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

• By dialing (800) 378-0327 or (647) 490-5367, if outside North America, and quoting conference ID code 9020635.

•     By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Third Quarter Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay
Teekay is a leading provider of international crude oil and gas marine transportation services. Teekay provides these services primarily through its directly-owned fleet and its controlling ownership interests in Teekay LNG Partners L.P. (NYSE:TGP), one of the world’s largest independent owners and operators of LNG carriers, and Teekay Tankers Ltd. (NYSE:TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate total assets under management of approximately $9 billion, comprised of over 130 liquefied gas, offshore, and conventional tanker assets. With offices in 10 countries and approximately 5,350 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income Attributable to Shareholders of Teekay, Teekay Parent Free Cash Flow, Net Interest Expense, Adjusted Equity Income and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Total Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation and amortization, and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign currency exchange gains and losses, any write-downs and/or gains, and/or gains and losses on sale of operating assets, adjustments for direct financing and sales-type leases to a cash basis, amortization of in-process revenue contracts, unrealized gains and losses on derivative instruments, credit loss provision adjustments, write-downs related to equity-accounted investments, our share of the above items in non-consolidated joint ventures which are accounted for using the equity method of accounting, and other income or loss. Total Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense and realized gains or losses on interest rate swaps resulting from amendments or terminations of the underlying instruments.
Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Vessels represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted vessels. The Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Company holds the equity-accounted investments or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Ventures. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and E of this release for reconciliations of Adjusted EBITDA to net income (loss) and equity income, respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Adjusted Net Income Attributable to Shareholders of Teekay excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), and refer to footnote (4) of the statements of income (loss) for a reconciliation of adjusted equity income to equity income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Parent Financial Measures
Teekay Parent Adjusted EBITDA represents the sum of distributions or dividends (including payments-in-kind) relating to a given quarter (but received by Teekay Parent in the following quarter) as a result of ownership interests in its consolidated publicly-traded subsidiaries (Teekay LNG and Teekay Tankers), Adjusted EBITDA attributed to Teekay Parent’s directly-owned and chartered-in assets, and Teekay Parent’s corporate general and administrative expenditures for the given quarter.
Teekay Parent Free Cash Flow represents Teekay Parent Adjusted EBITDA, less Teekay Parent’s net interest expense and, commencing in the second quarter of 2020, asset retirement costs incurred for the given quarter. Net Interest Expense includes interest expense (excluding non-cash accretion and the amortization of prepaid loan costs), interest income and realized losses on interest rate swaps. Please refer to Appendices B, C, D and E of this release for further details and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Income (Loss)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	320,353	325,480	396,517	1,004,914	1,453,376

Voyage expenses	(85,556)	(78,128)	(61,736)	(239,909)	(250,196)
Vessel operating expenses	(122,357)	(130,567)	(153,764)	(381,361)	(454,853)
Time-charter hire expenses	(8,535)	(8,005)	(18,796)	(27,661)	(63,566)
Depreciation and amortization	(58,839)	(59,244)	(64,352)	(176,669)	(200,205)
General and administrative expenses	(25,384)	(22,920)	(18,073)	(70,671)	(60,018)
(Write-down) and gain (loss) on sale	(697)	(86,686)	(66,273)	(88,098)	(171,548)
Asset retirement obligation extinguishment gain (1)	—	32,950	—	32,950	—
Gain on commencement of sales-type lease (2)	—	—	—	—	44,943
Restructuring charges	—	—	(2,139)	(303)	(9,149)
Income (loss) from vessel operations	18,985	(27,120)	11,384	53,192	288,784

Interest expense	(47,268)	(48,694)	(53,175)	(144,901)	(174,940)
Interest income	1,355	1,336	1,754	4,736	6,871
Realized and unrealized (losses) gains on
non-designated derivative instruments (3)	(181)	(3,389)	(1,471)	3,751	(32,404)
Equity income (4)	38,365	28,111	24,392	103,633	62,048
Income tax (expense) recovery (5)	(1,410)	204	(3,702)	179	9,681
Foreign exchange gain (loss)	534	(3,413)	(5,943)	2,844	(8,219)
Other loss – net (6)	(800)	(4,639)	(14,627)	(9,954)	(15,707)
Net income (loss)	9,580	(57,604)	(41,388)	13,480	136,114
Net (income) loss attributable to non-controlling interests	(12,493)	55,760	5,981	11,714	(199,603)
Net (loss) income attributable to the
shareholders of Teekay Corporation	(2,913)	(1,844)	(35,407)	25,194	(63,489)
(Loss) earnings per common share of Teekay
Corporation
- Basic	$(0.03)	$(0.02)	$(0.35)	$0.25	$(0.63)
- Diluted	$(0.03)	$(0.02)	$(0.35)	$0.25	$(0.63)
Weighted-average number of common shares
outstanding
- Basic (7)	102,307,273	101,330,151	101,107,371	102,090,921	101,034,362
- Diluted	102,307,273	101,330,151	101,107,371	102,648,974	101,034,362
Number of outstanding shares of common stock at
the end of the period	101,571,806	101,429,683	101,108,886	101,571,806	101,108,886

(1)Asset retirement obligation extinguishment gain relates to the derecognition of the ARO liability relating to the Banff FPSO unit as a result of the fulfillment of decommissioning obligations relating to the Banff field.

(2)Gain on commencement of sales-type lease of $44.9 million for the nine months ended September 30, 2020 relates to the commencement of the sales-type lease for the Foinaven FPSO unit as a result of a new bareboat charter agreement in the first quarter of 2020.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(3)Realized and unrealized (losses) gains related to derivative instruments that are not designated in qualifying hedging relationships for accounting purposes are included as a separate line item in the consolidated statements of income (loss). The realized (losses) gains relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Realized (losses) gains relating to
Interest rate swap agreements	(4,238)	(4,353)	(5,349)	(13,509)	(11,905)
Interest rate swap agreement termination (i)	—	—	—	(18,012)	—
Foreign currency forward contracts	—	—	379	—	138
Forward freight agreements	(359)	(89)	(183)	(420)	(433)
	(4,597)	(4,442)	(5,153)	(31,941)	(12,200)
Unrealized gains (losses) relating to
Interest rate swap agreements	4,336	1,323	3,956	35,915	(20,107)
Foreign currency forward contracts	(56)	—	(53)	(56)	202
Forward freight agreements	136	(270)	(221)	(167)	(299)
	4,416	1,053	3,682	35,692	(20,204)
Total realized and unrealized (losses) gains on derivative instruments	(181)	(3,389)	(1,471)	3,751	(32,404)
(i) The termination of an interest rate swap agreement during the nine months ended September 30, 2021 was in connection with a debt refinancing completed in February 2021 at a lower all-in interest rate.

(4)The Company’s proportionate share of items within equity income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income as reflected in the consolidated statements of income (loss), the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Equity income	38,365	28,111	24,392	103,633	62,048
Proportionate share of unrealized (gains) losses
on derivative instruments	(3,823)	2,310	(2,680)	(16,923)	23,330
Other (i)	(2,430)	817	8,266	4,744	16,646
Equity income adjusted for items in Appendix A	32,112	31,238	29,978	91,454	102,024
(i)Other includes unrealized credit loss provision adjustments.

(5)Income tax (expense) recovery for the nine months ended September 30, 2020 includes a reduction in freight tax accruals of $16.8 million related to periods prior to 2020.

(6)Other loss - net for the three and nine months ended September 30, 2021, and September 30, 2020, and three months ended June 30, 2021 includes unrealized credit loss reversal (provision) adjustments of $1.3 million, $(3.4) million, $(15.0) million, $(15.2) million, and $(0.7) million, respectively.

(7)Includes common shares related to non-forfeitable stock-based compensation.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at September 30,	As at June 30,	As at December 31,
	2021	2021	2020
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	65,654	53,647	44,791
Cash and cash equivalents - Teekay LNG	109,596	144,206	206,762
Cash and cash equivalents - Teekay Tankers	60,723	60,498	97,232
Assets held for sale	13,756	11,925	32,974
Accounts receivable and other current assets	226,047	253,231	282,242
Restricted cash - Teekay Parent	9	8	10
Restricted cash - Teekay LNG	46,031	45,994	51,181
Restricted cash - Teekay Tankers	5,611	5,899	5,914
Vessels and equipment - Teekay LNG	2,836,674	2,842,205	2,875,169
Vessels and equipment - Teekay Tankers	1,403,311	1,424,775	1,555,300
Operating lease right-of-use assets	20,672	14,435	52,961
Net investment in direct financing and sales-type leases	513,713	516,135	528,641
Investments in and loans to equity-accounted investments	1,169,502	1,133,444	1,075,653
Other non-current assets	130,990	130,199	137,082
Total Assets	6,602,289	6,636,601	6,945,912
LIABILITIES AND EQUITY
Accounts payable and other current liabilities	308,260	313,990	456,152
Short-term debt - Teekay Tankers	20,000	10,000	10,000
Current portion of long-term debt - Teekay Parent	—	9,015	—
Current portion of long-term debt - Teekay LNG	423,809	428,006	322,440
Current portion of long-term debt - Teekay Tankers (1)	54,404	150,829	89,334
Long-term debt - Teekay Parent	349,958	348,726	339,933
Long-term debt - Teekay LNG	2,248,927	2,294,428	2,490,695
Long-term debt - Teekay Tankers	556,941	435,527	513,670
Operating lease liabilities	20,672	14,829	54,290
Other long-term liabilities	159,292	168,877	198,107
Equity:
Non-controlling interests	1,941,036	1,944,035	1,989,883
Shareholders of Teekay	518,990	518,339	481,408
Total Liabilities and Equity	6,602,289	6,636,601	6,945,912

Net debt - Teekay Parent (2)(3)	284,295	304,086	295,132
Net debt - Teekay LNG (2)	2,517,109	2,532,234	2,555,192
Net debt - Teekay Tankers (2)	565,011	529,959	509,858

(1)Current obligations related to finance leases at June 30, 2021 includes $128.8 million related to the declared purchase options on six vessels. The declaration was made by Teekay Tankers in March 2021, and the purchase was completed in September 2021.
(2)Net debt is a non-GAAP financial measure and represents short-term debt, current portion of long-term debt and long-term debt, less cash and cash equivalents, and, if applicable, restricted cash.
(3)As a result of the early adoption of ASU 2020-06 - Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40), effective January 1, 2021, using the modified retrospective method of transition, the Company increased the carrying value of long-term debt by $6.3 million and decreased common stock and additional paid-in capital by $6.3 million.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2021	2020
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	13,480	136,114
Non-cash and non-operating items:
Depreciation and amortization	176,669	200,205
Unrealized (gain) loss on derivative instruments	(34,608)	22,373
Write-down and (gain) loss on sale	88,098	171,548
Asset retirement obligation extinguishment gain	(32,950)	—
Gain on commencement of sales-type lease	—	(44,943)
Equity income, net of dividends received	(64,544)	(29,751)
Foreign currency exchange loss and other	9,647	33,747
Receipts from direct financing and sales-type leases	11,108	337,363
Change in other operating assets and liabilities	(87,030)	92,310
Asset retirement obligation expenditures	(1,419)	(15,207)
Expenditures for dry docking	(34,131)	(9,623)
Net operating cash flow	44,320	894,136

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	491,227	1,109,267
Prepayments of long-term debt	(251,543)	(1,639,223)
Scheduled repayments of long-term debt	(182,837)	(267,953)
Proceeds from short-term debt	35,000	235,000
Prepayment of short-term debt	(25,000)	(265,000)
Proceeds from financing related to sales and leaseback of vessels	72,065	—
Prepayment of obligations related to finance leases	(185,514)	—
Repayments of obligations related to finance leases	(66,661)	(71,135)
Repurchase of Teekay LNG common units	—	(15,635)
Distributions paid from subsidiaries to non-controlling interests	(64,281)	(58,081)
Other financing activities	(1,041)	(798)
Net financing cash flow	(178,585)	(973,558)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(40,506)	(18,468)
Proceeds from sale of vessels and equipment	44,675	60,915
Proceeds from sale of assets, net of cash sold	—	24,977
Proceeds from repayments of advances to equity-accounted joint ventures	11,830	4,650
Other investing activities	—	(6,430)
Net investing cash flow	15,999	65,644

Decrease in cash, cash equivalents, restricted cash and cash held for sale	(118,266)	(13,778)
Cash, cash equivalents, restricted cash and cash held for sale, beginning of the period	405,890	456,325
Cash, cash equivalents and restricted cash, end of the period	287,624	442,547

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. dollars, except per share data)

	Three Months Ended				Nine Months Ended
	September 30,		June 30,		September 30,
	2021		2021		2021
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net income (loss) – GAAP basis	9,580		(57,604)		13,480
Adjust for: Net (income) loss attributable to
non-controlling interests	(12,493)		55,760		11,714
Net (loss) income attributable to
shareholders of Teekay	(2,913)	(0.03)	(1,844)	(0.02)	25,194	0.25
Add (subtract) specific items affecting net (loss) income
Unrealized (gains) losses from derivative
instruments(2)	(8,239)	(0.08)	1,256	0.01	(52,616)	(0.52)
Foreign currency exchange (gains) losses(3)	(2,129)	(0.02)	2,120	0.02	(7,078)	(0.07)
Banff FPSO decommissioning costs net of
recoveries(4)	—	—	5,734	0.06	7,164	0.07
Write-down and loss on sale of vessels and
other assets	697	0.01	86,686	0.86	88,098	0.86
Asset retirement obligation extinguishment gain(5)	—	—	(32,950)	(0.33)	(32,950)	(0.32)
Realized loss on interest rate swap terminations	—	—	—	—	18,012	0.18
Other(6)	1,550	0.02	3,999	0.04	12,755	0.12
Non-controlling interests’ share of items above(7)	11,129	0.11	(64,971)	(0.64)	(47,134)	(0.46)
Total adjustments	3,008	0.03	1,874	0.02	(13,749)	(0.14)
Adjusted net income attributable to
shareholders of Teekay	95	—	30	—	11,445	0.11
(1)Basic per share amounts.
(2)Reflects unrealized (gains) losses relating to the change in the mark-to-market value of derivative instruments that are not designated in qualifying hedging relationships for accounting purposes, including those (gains) losses included in the Company's proportionate share of equity income from joint ventures.
(3)Foreign currency exchange (gains) losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized (gains) losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds.
(4)In the first quarter of 2020, CNR International (U.K.) Limited (or CNRI) provided formal notice to the Company of its intention to decommission the Banff field and remove the Banff FPSO and the Apollo Spirit FSO from the field in June 2020. The oil production under the existing contract for the Banff FPSO unit ceased in June 2020, and the Company commenced decommissioning activities during the second quarter of 2020. In May 2021, as a result of the DSA with CNRI, Teekay was deemed to have fulfilled all of its prior decommissioning obligations associated with the Banff field.
(5)Refer to footnote (1) of the Summary Consolidated Statements of Income (Loss) for additional information.
(6)Other for the three and nine months ended September 30, 2021 includes adjustments for certain costs related to the planned Teekay LNG Transaction with Stonepeak, and the premium paid in relation to Teekay Tankers' repurchase of six sale-leaseback vessels as part of the exercise of early purchase options. Other for the three and nine months ended September 30, 2021, and three months ended June 30, 2021 also includes unrealized credit loss provision adjustments.
(7)Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. dollars, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020		2020
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share(1)	$	Share(1)
Net (loss) income – GAAP basis	(41,388)		136,114
Adjust for: Net loss (income) attributable to
non-controlling interests	5,981		(199,603)
Net (loss) income attributable to
shareholders of Teekay	(35,407)	(0.35)	(63,489)	(0.63)
Add (subtract) specific items affecting net (loss) income
Unrealized (gains) losses from derivative instruments(2)	(6,362)	(0.06)	43,533	0.43
Foreign currency exchange losses(3)	4,275	0.04	3,304	0.03
Banff FPSO decommissioning costs net of
recoveries(4)	10,564	0.10	16,418	0.16
Write-down and (loss) gain on sale of vessels and
other assets	66,872	0.66	172,147	1.70
Gain on commencement of sales-type lease(5)	—	—	(44,943)	(0.44)
Restructuring charges, net of recoveries	1,186	0.01	2,486	0.02
Other(6)	22,657	0.22	13,289	0.13
Non-controlling interests’ share of items above(7)	(48,556)	(0.48)	(62,544)	(0.62)
Total adjustments	50,636	0.49	143,690	1.42
Adjusted net income attributable to
shareholders of Teekay	15,229	0.15	80,201	0.79
(1)Basic per share amounts.
(2)Reflects unrealized (gains) losses relating to the change in the mark-to-market value of derivative instruments that are not designated in qualifying hedging relationships for accounting purposes, including those (gains) losses included in the Company's proportionate share of equity income from joint ventures.
(3)Foreign currency exchange losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds.
(4)In the first quarter of 2020, CNR International (U.K.) Limited (or CNRI) provided formal notice to the Company of its intention to decommission the Banff field and remove the Banff FPSO and the Apollo Spirit FSO from the field in June 2020. The oil production under the existing contract for the Banff FPSO unit ceased in June 2020, and the Company commenced decommissioning activities during the second quarter of 2020.
(5)Gain on commencement of sales-type lease for the three and nine months ended September 30, 2020 relates to the commencement of the sales-type lease for the Foinaven FPSO unit as a result of a new bareboat charter agreement.
(6)Other for the three and nine months ended September 30, 2020 includes a reduction in freight tax accruals and credit loss provision adjustments to the Company's financial instruments upon adoption of ASU 2016-13.
(7)Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (Loss) for the Three Months Ended September 30, 2021
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Consolidation	Total
	LNG	Tankers	Parent	Adjustments(1)

Revenues	146,577	115,890	57,886	—	320,353

Voyage expenses	(7,221)	(78,335)	—	—	(85,556)
Vessel operating expenses	(30,426)	(39,103)	(52,828)	—	(122,357)
Time-charter hire expense	(5,665)	(2,870)	—	—	(8,535)
Depreciation and amortization	(33,002)	(25,837)	—	—	(58,839)
General and administrative expenses	(12,619)	(10,542)	(2,223)	—	(25,384)
Write-down and loss on sale of assets	—	(697)	—	—	(697)
Restructuring charges	—	—	—	—	—

Income (loss) from vessel operations	57,644	(41,494)	2,835	—	18,985

Interest expense	(29,513)	(8,583)	(9,197)	25	(47,268)
Interest income	1,315	29	36	(25)	1,355
Realized and unrealized gain (loss) on
non-designated derivative instruments	101	(227)	(55)	—	(181)
Equity income (loss)	39,238	(873)	—	—	38,365
Equity in earnings of subsidiaries (2)	—	—	5,778	(5,778)	—
Income tax (expense) recovery	(2,226)	674	142	—	(1,410)
Foreign exchange gain (loss)	2,767	144	(2,377)	—	534
Other - net	1,000	(1,725)	(75)	—	(800)
Net income (loss)	70,326	(52,055)	(2,913)	(5,778)	9,580
Net (income) loss attributable to
non-controlling interests (3)	(3,352)	—	—	(9,141)	(12,493)
Net income (loss) attributable to shareholders/
unitholders of publicly-listed entities	66,974	(52,055)	(2,913)	(14,919)	(2,913)

(1)Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay LNG, Teekay Tankers and Teekay Parent.
(2)Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(3)Net income attributable to non-controlling interests in the Teekay LNG column represents the joint venture partners’ share of the net income of its respective consolidated joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded consolidated subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Supplemental Financial Information
Teekay Parent Summary Operating Results
For the Three Months Ended September 30, 2021
(in thousands of U.S. dollars)
(unaudited)

				Teekay
			Corporate	Parent
	FPSOs	Other(1)	G&A	Total

Revenues	12,030	45,856		57,886

Vessel operating expenses	(9,308)	(43,520)		(52,828)
General and administrative expenses	(150)	—	(2,073)	(2,223)
Restructuring charges	—	—		—
Income (loss) from vessel operations	2,572	2,336	(2,073)	2,835

Adjustment for sales-type lease	92	—	—	92
Daughter Entities distributions (2)(3)	—	—	10,785	10,785
Teekay Parent adjusted EBITDA	2,664	2,336	8,712	13,712

(1)Includes the results relating to third-party management services.
(2)In addition to the adjusted EBITDA generated by its directly owned and chartered-in assets, Teekay Parent also receives cash distributions from its consolidated publicly-traded subsidiary, Teekay LNG. For the three months ended September 30, 2021, Teekay Parent received cash distributions of $10.8 million from Teekay LNG, including those made with respect to its general partner interests in Teekay LNG. Distributions received for a given quarter consist of the amount of distributions relating to such quarter but received by Teekay Parent in the following quarter. Please refer to Appendix D of this release for further details.
(3)On October 4, 2021, Teekay LNG and an affiliate of Stonepeak, a leading alternative investment firm specializing in infrastructure and real assets, entered into the Transaction. Under the Transaction, investment vehicles managed by Stonepeak will acquire all the issued and outstanding common units of Teekay LNG, including approximately 36.0 million common units owned by Teekay Parent. Please refer to Summary of Recent Events for further details.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Teekay Parent Free Cash Flow
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2021	2021	2020
	(unaudited)	(unaudited)	(unaudited)
Daughter Entities distributions to Teekay Parent (1)
Teekay LNG
Limited Partner interests(2)	10,338	10,338	8,990
GP interests	447	447	389
Total Daughter Entity Distributions to Teekay Parent	10,785	10,785	9,379

FPSOs	2,664	(2,316)	(7,376)
Other income and corporate general and
administrative expenses
Other income	2,336	367	2,891
Corporate general and administrative expenses	(2,073)	(3,332)	(1,623)
TEEKAY PARENT ADJUSTED EBITDA(3)	13,712	5,504	3,271

Net interest expense(4)	(7,921)	(8,186)	(8,237)
Asset retirement costs incurred(5)	—	(499)	(12,169)
TOTAL TEEKAY PARENT FREE CASH FLOW	5,791	(3,181)	(17,135)

Weighted-average number of common shares - Basic	102,307,273	101,330,151	101,107,371

(1)Daughter Entities dividends and distributions for a given quarter consist of the amount of dividends and distributions relating to such quarter but received by Teekay Parent in the following quarter.
(2)Common unit distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for its publicly-traded subsidiary, Teekay LNG, for the periods as follows:

	Three Months Ended
	September 30,	June 30,	September 30,
	2021	2021	2020
	(unaudited)	(unaudited)	(unaudited)
Teekay LNG
Distribution per common unit	$0.2875	$0.2875	$0.25
Common units owned by Teekay Parent	35,958,274	35,958,274	35,958,274
Total distribution	$10,338,004	$10,338,004	$8,989,569

(3)Please refer to Appendices C and E for additional financial information on Teekay Parent’s adjusted EBITDA.
(4)Please see Appendix E to this release for a description of this measure and a reconciliation of this non-GAAP financial measure as used in this release to interest expense net of interest income, the most directly comparable GAAP financial measure.
(5)Relates to decommissioning activities for the Banff FPSO unit, which were accrued on the balance sheet as an asset retirement obligation until May 2021.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Non-GAAP Financial Reconciliations

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	September 30,	June 30,	September 30,
	2021	2021	2020
	(unaudited)	(unaudited)	(unaudited)
Net income (loss)	9,580	(57,604)	(41,388)
Depreciation and amortization	58,839	59,244	64,352
Interest expense, net of interest income	45,913	47,358	51,421
Income tax expense (recovery)	1,410	(204)	3,702
EBITDA	115,742	48,794	78,087
Specific income statement items affecting EBITDA:
(Write-down) and gain (loss) on sale of assets	697	86,686	66,273
Asset retirement obligation extinguishment gain	—	(32,950)	—
Adjustments for direct financing and sales-type lease to a cash basis and other	3,814	3,694	2,976
Realized and unrealized losses on derivative instruments	181	3,389	1,471
Realized (losses) gains from the settlements of non-designated derivative instruments	(359)	(89)	195
Equity income	(38,365)	(28,111)	(24,392)
Foreign currency exchange (gain) loss	(534)	3,413	5,943
Other loss - net (1)	800	4,639	14,627
Consolidated Adjusted EBITDA	81,976	89,465	145,180
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	83,211	82,463	81,818
Total Adjusted EBITDA	165,187	171,928	226,998

(1)Please refer to footnote (6) of the Summary Consolidated Statements of Income (Loss) of this release for further details.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA – Equity-Accounted Vessels
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2021		June 30, 2021		September 30, 2020
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion(1)	100%	Portion(1)
Revenues	249,536	107,833	248,220	106,938	248,474	107,619
Vessel and other operating expenses	(79,399)	(34,291)	(77,976)	(33,857)	(77,966)	(34,522)
Depreciation and amortization	(26,953)	(13,449)	(26,540)	(13,287)	(27,436)	(13,804)
Gain on sale of vessels	1,272	636	—	—	—	—
Income from vessel operations of equity-accounted vessels	144,456	60,729	143,704	59,794	143,072	59,293

Net interest expense	(60,790)	(24,561)	(62,049)	(25,195)	(61,774)	(25,228)
Income tax expense	(915)	(358)	(359)	(126)	(449)	(235)
Other items including realized and
unrealized gains (losses) on
derivative instruments(2)	6,741	2,555	(21,026)	(6,362)	(26,624)	(9,438)
Net income / equity income of equity-accounted vessels	89,492	38,365	60,270	28,111	54,225	24,392

Net income / equity income
of equity-accounted vessels	89,492	38,365	60,270	28,111	54,225	24,392
Depreciation and amortization	26,953	13,449	26,540	13,287	27,436	13,804
Net interest expense	60,790	24,561	62,049	25,195	61,774	25,228
Income tax expense	915	358	359	126	449	235
EBITDA	178,150	76,733	149,218	66,719	143,884	63,659
Specific income statement items affecting EBITDA:
Adjustments for direct financing and
sales-type lease to a cash basis	29,218	10,625	28,493	10,327	26,752	9,677
Amortization of in-process contracts
and other	(1,758)	(956)	(1,738)	(945)	(1,759)	(956)
Gain on sale of vessels	(1,272)	(636)	—	—	—	—
Other items including realized and
unrealized (gains) losses on derivative
instruments(2)	(6,741)	(2,555)	21,026	6,362	26,624	9,438
Adjusted EBITDA from equity-accounted vessels (3)	197,597	83,211	196,999	82,463	195,501	81,818

(1)The Company’s proportionate share of its equity-accounted vessels and other investments ranged from 20% to 52%.
(2)Includes unrealized credit loss provision adjustments.
(3)Adjusted EBITDA from equity-accounted vessels represents the Company’s proportionate share of adjusted EBITDA from its equity-accounted vessels and other investments.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended June 30, 2021
	(unaudited)
				Teekay
			Corporate	Parent
	FPSOs	Other	G&A	Total

Teekay Parent income (loss) from vessel operations	30,543	367	(3,332)	27,578
Asset retirement obligation extinguishment gain	(32,950)	—	—	(32,950)
Adjustment for sales-type lease	91	—	—	91
Daughter Entities distributions	—	—	10,785	10,785
Adjusted EBITDA – Teekay Parent	(2,316)	367	7,453	5,504

	Three Months Ended September 30, 2020
	(unaudited)
				Teekay
			Corporate	Parent
	FPSOs	Other	G&A	Total

Teekay Parent loss from vessel operations	(20,586)	(6,811)	(1,623)	(29,020)
Write-down of vessels	12,200	9,100	—	21,300
Depreciation and amortization	1,759	—	—	1,759
Amortization of operating lease liability and other	(749)	602	—	(147)
Daughter Entities distributions	—	—	9,379	9,379
Adjusted EBITDA – Teekay Parent	(7,376)	2,891	7,756	3,271

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Net Interest Expense - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended
	September 30,	June 30,	September 30,
	2021	2021	2020
	(unaudited)	(unaudited)	(unaudited)
Interest expense	(47,268)	(48,694)	(53,175)
Interest income	1,355	1,336	1,754
Interest expense net of interest income consolidated	(45,913)	(47,358)	(51,421)
Less: Non-Teekay Parent interest expense net of
interest income	(36,752)	(38,052)	(41,338)

Interest expense net of interest income - Teekay Parent	(9,161)	(9,306)	(10,083)
Teekay Parent non-cash accretion and loan cost amortization	1,480	1,478	2,188
Teekay Parent realized losses on interest rate swaps	(240)	(358)	(342)
Net interest expense - Teekay Parent	(7,921)	(8,186)	(8,237)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this report, other than statements of historical fact, are forward-looking statements. Statements about the expected timing, completion and effects of the proposed Merger and related transactions and all other statements in this report, other than historical facts, constitute forward-looking statements. When used in this report, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. The proposed acquisition by merger of Teekay LNG by an affiliate of Stonepeak (the Merger) and other Transactions may not be completed on the terms described herein or other acceptable terms or at all because of a number of factors, including, among others: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or any other document relating to the Transaction (the Transaction Documents), (2) the failure to obtain the common unitholder approval of the Merger or the failure to satisfy other closing conditions in the Merger Agreement or any other Transaction Documents, (3) the potential for regulatory authorities to require divestitures, operational remedies or other concessions in order to obtain their approval of the proposed Merger, (4) risks related to disruption of management’s attention from Teekay LNG’s ongoing business operations due to the proposed Merger, (5) the effect of the announcement of the proposed Merger on (i) the ability of Teekay LNG or Teekay Parent to retain and hire key personnel and maintain relationships with the Teekay LNG’s customers, suppliers or (ii) Teekay LNG’s operating results and business generally, (6) the proposed Merger may involve unexpected costs, liabilities or delays, (7) Teekay LNG’s business may suffer as a result of the uncertainty surrounding the proposed Merger, including the timing of the consummation thereof, (8) the outcome of any legal proceeding relating to the proposed Merger, (9) Teekay LNG may be adversely affected by other economic, business or competitive factors, including, among others, those related to the COVID-19 pandemic, and (10) other risks to consummation of the proposed Merger, including the risk that it will not be consummated within the expected time period or at all, which may adversely affect Teekay LNG’s and/or Teekay Parent’s business and the price of their common units or common shares. In addition, if the Merger is completed, Teekay LNG may not realize expected benefits for its customers, employees, joint venture partners or capital providers and Teekay Parent may not realize expected benefits to it or its business.

Additional forward-looking statements contained in this release include, among others, statements regarding: Teekay Parent’s ability to perform and extend its contract to provide marine services for Australian Government vessels and its expectations regarding its Australian business’ growth prospects; Teekay Parent’s ability to obtain greater financial flexibility through the completion of the Transaction to utilize its existing franchise and capabilities to pursue investment opportunities within as well as outside of the shipping sector; Teekay Parent’s expectations regarding new and adjacent markets and the results of greater global energy diversification; estimated impacts of seasonal factors and higher coal and natural gas prices on the crude tanker market; the continuing impact of COVID-19 on the near-term tanker market outlook; and the anticipated impact of increases in OPEC+ and non-OPEC+ production, declining global oil inventories, and positive tanker fleet supply fundamentals, increased scrapping and limited new tanker orders on a potential tanker market recovery.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: market or counterparty reaction to changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; changes in the demand for oil, refined products, LNG or LPG; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices or tanker rates; OPEC+ and non-OPEC production and supply levels; the duration and extent of the COVID-19 pandemic and any resulting effects on the markets in which the Company operates; the impact of the pandemic on the Company’s ability to maintain safe and efficient operations; the impact and timing of coronavirus vaccination programs; issues with vessel operations; higher than expected costs and expenses, off-hire days or dry-docking requirements (both scheduled and unscheduled); changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including IMO 2030; the potential for early termination of long-term contracts of existing vessels or related to services provided by Teekay Parent to the Australian Government; changes in borrowing costs or equity valuations; potential lack of cash flow for Teekay LNG to continue paying distributions on its common units and other securities; available cash to reduce financial leverage at Teekay Parent, Teekay LNG and Teekay Tankers; the impact of geopolitical tensions and changes in global economic conditions; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2020. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda